UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of AlphaTON Capital Corp (including any prospectuses forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 30, 2025, AlphaTON Capital Corp (the “Company”) entered into that certain Settlement Agreement and Release (the “Settlement Agreement”), by and between the Company and DWF MaaS Limited (“DWF”). The Settlement Agreement resolves certain disputes over the rights and obligations related to that certain Treasury Management Agreement, dated as of August 25, 2025 (the “Treasury Management Agreement”), by and between the Company and DWF, pursuant to which the Company appointed DWF to manage and implement a portion of the Company’s TON treasury strategy.

On September 25, 2025, DWF subscribed for (i) 105,000 ordinary shares (the “Shares”) of the Company, no par value per share (the “Ordinary Shares”), and (ii) pre-funded warrants to purchase up to 2,513,240 Ordinary Shares (the “Pre-Funded Warrants” and together with the Shares, the “Repurchase Securities”), in exchange for consideration of USD1 $15,000,000, in each case pursuant to that certain Securities Purchase Agreement, dated as of September 2, 2025, by and between the Company and certain investors party thereto (including DWF). Also on September 25, 2025, pursuant to the terms of the Treasury Management Agreement, the Company and DWF entered into that certain Ordinary Share Issuance Agreement (the “Restricted Share Agreement”), pursuant to which the Company issued 160,000 Ordinary Shares (the “Restricted Shares”) to DWF, with such Restricted Shares vesting linearly over a three (3) year period from the date of issuance.

Pursuant to the Settlement Agreement, the Company agreed to: (i) purchase the Repurchase Securities from DWF for an aggregate amount of USD1 $15,000,000 (or whatever amount remains in the digital wallet used to fund the initial deposit pursuant to the Treasury Management Agreement); (ii) remove the vesting restrictions applicable to the Restricted Shares; and (iii) pay DWF USD $35,000. As part of the Settlement Agreement, the Company and DWF each agreed to a mutual full release of claims. Further, the Treasury Management Agreement and the Restricted Share Agreement shall be terminated and no longer enforceable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2025

ALPHATON CAPITAL CORP

By:	/s/ Wes Levitt
Wes Levitt
Chief Financial Officer